UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121–11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated November 20, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2006	Cameco Corporation
	By:	"Gary M. S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Progress in Remediation of Cigar Lake Project
Saskatoon, Saskatchewan, Canada, November 20, 2006   .   .   .   .   .   .   .   .   .   .   .   .
Cameco Corporation announces that remediation work is under way at Cigar Lake uranium project following a water inflow that filled the underground development on October 23, 2006.
Cameco, with assistance from international experts, is developing a comprehensive remediation plan including fallback options. Revised capital cost estimates and timelines are being developed, and we expect that information will be available in February 2007.
“The planning process for Cigar Lake remediation is progressing well and we are devoting significant resources and expertise towards recovery of this valuable project,” said Terry Rogers, senior vice-president and chief operating officer.
Currently, Cameco is proceeding with the most conventional option to restore the underground workings in phases. The first phase includes surface drilling using oil field rigs and grouting to seal the inflow. This phase was approved by the Canadian Nuclear Safety Commission (CNSC) on November 2, 2006, and subsequently by the joint venture partners. Drilling is now under way. Phase one work is anticipated to take at least 60 days based upon current plans.
Phase one involves drilling holes down to the access tunnel at the 465 metre level in the vicinity of the source of the inflow. Concrete will be pumped through the drill holes into the tunnel to create a plug downstream from where the rockfall and inflow occurred. Once the plug has solidified, it will be grouted by pumping cement under high pressure into cracks in the rock and concrete mass to seal them off. Subsequently, the area of the rockfall itself will be filled with grout. Progress will depend on the successful completion of each step of the plan for phase one.
Drilling crews involving 40 to 50 workers have been at work on the site since November 9, 2006. They will be working three shifts per day, seven days per week on the remediation drilling.
Detailed planning is now under way for the next phase that includes pumping the water out of the mine, verifying the integrity of the plug and the mine workings, restoring underground pumping capacity and ventilation systems and assessing and repairing the bulkhead doors.
Planning continues for subsequent phases that include ground freezing in the area of the inflow, restoring other underground areas and resumption of mine development.
Regulatory approval is required for each phase of the remediation plan. Based on our current plans, it is anticipated the remediation phases mentioned above will fall within the scope of the original environmental assessment of the Cigar Lake project. Cameco is working closely with the CNSC and Saskatchewan regulatory agencies to achieve timely approvals for the various elements of the plan.

There are currently about 250 people working on site. Work on surface facilities including water treatment ponds, earth works and an electrical substation continues.
The Cigar Lake project is a joint venture owned by Cameco Corporation (50%), AREVA Resources Canada Inc. (37%), Idemitsu Uranium Exploration Canada Ltd. (8%) and TEPCO Resources Inc. (5%). The project is located in northern Saskatchewan.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
- End -

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316